SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

  CUMULUS MEDIA INC.

(Name of Issuer)

  Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

  231082108

(CUSIP Number)

J. Travis Hain

Bank of America Capital Investors

Bank of America Corporate Center

100 N. Tryon Street, 25th Floor

Charlotte, North Carolina 28255

          (704) 386-7839

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

  March 27, 2003

(Date of Event Which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: Ô ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

(Page 1 of 32 Pages)
CUSIP No. 231082108	13D	Page 2 of 32 Pages

1	NAME OF REPORTING PERSON BA Capital Company, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,898,371
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,898,371
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 3 of 32 Pages

1	NAME OF REPORTING PERSON BA SBIC Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,898,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,898,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 4 of 32 Pages

1	NAME OF REPORTING PERSON BA Equity Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,898,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,898,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 5 of 32 Pages

1	NAME OF REPORTING PERSON BA Equity Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,898,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,898,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 231082108	13D	Page 6 of 32 Pages

1	NAME OF REPORTING PERSON J. Travis Hain I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,549,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,549,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,549,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 7 of 32 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Investors SBIC I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,650,763
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,650,763
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 8 of 32 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Management SBIC I, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,650,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,650,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 9 of 32 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Management I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,650,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,650,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 10 of 32 Pages

1	NAME OF REPORTING PERSON BACM I GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,650,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,650,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, Amendment No. 2 filed on February 4, 2002, and Amendment No. 3 filed on April 3, 2002, and relates to the Class A Common Stock of Cumulus Media Inc., 3535 Piedmont Road, NE, Building 14, 14th Floor, Atlanta, Georgia 30305.

The Schedule 13D was originally filed on July 7, 1998 (the "Original Schedule 13D") by NationsBanc Capital Corporation, a Texas corporation ("NBCC"), NationsBank, N.A., a national banking association, NB Holdings Corporation, a Delaware corporation, and NationsBank Corporation, a North Carolina corporation ("NationsBank"). In the Original Schedule 13D, these reporting persons reported, among other things, NBCC's direct beneficial ownership of 3,371,246 shares of the Company's Class B Common Stock (which are convertible into shares of the Company's Class A Common Stock on a one-for-one basis).

Amendment No. 1 to the Schedule 13D was filed on December 3, 1999 ("Amendment No. 1") by BA Capital Company, L.P., a Delaware limited partnership ("BA Capital"), BA SBIC Management, LLC, a Delaware limited liability company ("BA SBIC Management"), BA Equity Management, L.P., a Delaware limited partnership ("BA Equity Management"), BA Equity Management GP, LLC, a Delaware limited liability company ("BA Equity Management GP"), Walter W. Walker, Jr., a United States citizen ("Mr. Walker"), and Bank of America Corporation, a Delaware corporation ("Bank of America"). In Amendment No. 1, these reporting persons reported, among other things, that (a) NBCC had previously merged into BA Capital in connection with the merger of NationsBank with Bank of America, (b) such reporting persons had become the beneficial owners of the shares of the Company's Class B Common Stock owned by NBCC, (c) BA Capital sold 500,000 shares of the Company's Class A Common Stock (which it acquired upon converting shares of Class B Common Stock) on November 24, 1999 and (d) after giving effect to such sale, BA Capital owned 2,871,246 shares of the Company's Class B Common Stock and held options to purchase 6,000 shares of the Company's Class A Common Stock.

Amendment No. 2 to the Schedule 13D was filed on February 4, 2002 ("Amendment No. 2") by BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Walker, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership ("BACI"), BancAmerica Capital Management SBIC I, LLC, a Delaware limited liability company ("Capital Management SBIC"), BancAmerica Capital Management I, L.P., a Delaware limited partnership ("BA Capital Management"), and BACM I GP, LLC, a Delaware limited liability company ("BACM"). In Amendment No. 2, these reporting persons reported, among other things, that (a) the Company, Aurora Communications, LLC, a Delaware limited liability company ("Aurora") that was approximately 73% owned by BACI, BACI and certain other parties had entered into agreements relating to the Company's proposed acquisition of Aurora (the "Aurora Acquisition"), and (b) upon the completion of the Aurora Acquisition, the owners of Aurora would be issued shares of the Company's Class A Common Stock and Class B Common Stock, would be issued warrants to purchase shares of the Company's Class A Common Stock and Class B Common Stock and would be paid cash.

Amendment No. 3 to the Schedule 13D was filed on April 3, 2002 ("Amendment No. 3") to report the completion of the Aurora Acquisition on March 28, 2002 (the "Aurora Closing Date"). In connection with the closing of the Aurora Acquisition, BACI was issued 8,944,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock, at BACI's election.

This Amendment No. 4 to the Schedule 13D ("Amendment No. 4") is being filed to report the exercise by BACI of a warrant to purchase shares of the Company's stock and to voluntarily report the grant of options to BA Capital's designee on the Company's board of directors, which options may be deemed to be beneficially owned by BA Capital. Additionally, this Amendment No. 4 voluntarily reports that J. Travis Hain has replaced Walter W. Walker, Jr. as the managing member of BA Equity Management GP and the managing member of BACM effective on September 1, 2002.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (1) BA Capital, (2) BA SBIC Management, (3) BA Equity Management, (4) BA Equity Management GP, (5) Mr. Hain, (6) BACI, (7) Capital Management SBIC, (8) BA Capital Management and (9) BACM. The persons described in items (1) through (9) are referred to herein as the "Reporting Persons." A list of the executive officers and directors of each Reporting Person that is not an individual is attached as Annex A.

(b) The address of the principal business office of each Reporting Person is as follows:
Reporting Person	Business Address
BA Capital	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA SBIC Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Equity Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Equity Management GP	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
Mr. Hain	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BACI	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
Capital Management SBIC	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Capital Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BACM	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255

(c) BA Capital is an investment partnership engaged principally in the business of making private equity investments. BA SBIC Management is engaged in the business of being the general partner of BA Capital. BA Equity Management is engaged in the business of being the sole member of BA SBIC Management. BA Equity Management GP is engaged in the business of being the general partner of BA Equity Management.

BACI is an investment partnership engaged principally in the business of making private equity investments. Capital Management SBIC is engaged in the business of being the general partner of BACI. BA Capital Management is engaged in the business of being the sole member of Capital Management SBIC. BACM is engaged in the business of being the general partner of BA Capital Management.

Mr. Hain's principal occupation is serving as the managing member of BA Equity Management GP, as the managing member of BACM and as an employee of a subsidiary of Bank of America.

Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.

The principal business and principal office address of each of the Reporting Persons is set forth in paragraph (b) above.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person State of Organization/Citizenship

BA Capital Delaware

BA SBIC Management Delaware

BA Equity Management Delaware

BA Equity Management GP Delaware

Mr. Hain United States

BACI Delaware

Capital Management SBIC Delaware

BA Capital Management Delaware

BACM Delaware

To the knowledge of the Reporting Persons, each executive officer and director of any Reporting Person that is not an individual, as set forth on Annex A, is a citizen of the United States.

Item 3. Source and amount of Funds or Other Consideration.

As described in the Original Schedule 13D, NBCC purchased preferred shares of a predecessor to the Company at various times in 1997 and 1998 with cash. These preferred shares were converted into Class B Common Stock of the Company in connection with the Company's initial public offering in 1998. Funds for the purchase of these preferred shares were provided from the working capital of NBCC and its affiliates.

BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, at various times between 1999 and 2001 with cash. On the Aurora Closing Date, these shares of common and preferred stock were converted into 8,944,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock. Funds for BACI's purchase of shares of common and preferred stock in Aurora Management, Inc. were provided from the working capital of BACI and its affiliates. On March 27, 2003, BACI elected to exercise the warrant it received as part of the Aurora Acquisition in exchange for shares of the Company's Class B Common Stock. As a result, BACI currently holds 9,650,763 shares of Class B Common Stock. Funds for the purchase of the shares issued upon exercise of the warrant were provided from the working capital of BACI and its affiliates.

In March 2002 and March 2003, BA Capital's designee on the Company's board of directors received options to purchase an aggregate of 80,000 shares of the Company's Class A Common Stock, 32,500 of which shares are currently exercisable or may be exercised in the next 60 days. BA Capital may be deemed to beneficially own such options. These options were received in consideration of the designee's board service, and no additional consideration was paid by BA Capital to the Company in exchange for such options.

Item 4. Purpose of Transaction.

NBCC purchased preferred shares of a predecessor to the Company for investment purposes. As a result of this investment, BA Capital now holds (i) 840,250 shares of Class A Common Stock, (ii) 1,979,996 shares of Class B Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis) and (iii) options to purchase 145,000 shares of Class A Common Stock, 78,125 of which are currently exercisable. BA Capital holds these securities for investment purposes.

BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, for investment purposes. In connection with the closing of the Aurora Acquisition, these shares of common and preferred stock were converted on the Aurora Closing Date into 8,944,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock. Following the exercise of the warrant, on March 27, 2003, in exchange for 706,424 shares of Class B Common Stock, BACI currently holds 9,650,763 shares of Class B Common Stock. BACI holds these securities for investment purposes.

The Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including without limitation (i) applicable securities laws and governmental restrictions on the number of voting securities the Reporting Persons may hold, (ii) market conditions and (iii) the Reporting Persons' assessment of the business and prospects of the Company.

The Reporting Persons are continuously evaluating the business and prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future.

Other than discussed as herein, the Reporting Persons currently have no plans to effect:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

The Reporting Persons intend to evaluate their investment in the Company continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)(i) This Amendment No. 4 relates to 12,549,134 shares of the Company's Class A Common Stock, representing 20.7% of the Company's outstanding shares of Class A Common Stock and 18.7% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 840,250 shares of Class A Common Stock, 1,979,996 shares of Class B Common Stock and options to purchase 145,000 shares of Class A Common Stock, 78,125 of which are currently exercisable. BA Capital beneficially owns 2,898,371 shares, or 5.7%, of Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). BACI currently holds 9,650,763 shares of Class B Common Stock. BACI beneficially owns 9,650,763 shares, or 16.5%, of Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock or Class C Common Stock on a one-for-one basis. Shares of Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights except in specified instances required by Delaware corporate law or by the Company's articles of incorporation. Upon conversion of any share of Class B Common Stock into a share of Class C Common Stock by certain shareholders of the Company (including BA Capital), shares of Class C Common Stock become entitled to one vote per share, rather than ten votes per share.

The 840,250 shares of Class A Common Stock currently held by BA Capital represent 1.7% of the Company's outstanding shares of Class A Common Stock. If BA Capital were to (A) convert its 1,979,996 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its currently exercisable options to purchase 78,125 shares of Class A Common Stock and if BACI were to convert its 9,650,763 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock, BA Capital and BACI would together own 12,549,134 shares of Class A Common Stock, representing 20.7% of the Company's then outstanding shares of Class A Common Stock and 18.7% of the voting power.

The 12,549,134 shares of Class A Common Stock beneficially owned by BA Capital and BACI represent 20% of the Company's outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 18.7% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 20.5% of the voting power).

(ii) All information herein relating to the currently outstanding number of shares of the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 4 that there are 48,811,466 shares of Class A Common Stock outstanding, 13,244,954 shares of Class B Common Stock outstanding and 644,871 shares of Class C Common Stock outstanding, or a total of 62,701,291 shares of all classes of Common Stock outstanding.

(b) BA Capital has sole voting and dispositive power with respect to 2,898,371 shares of Class A Common Stock, which consists of 840,250 shares of Class A Common Stock, 1,979,996 shares of Class B Common Stock and currently exercisable options to purchase 78,125 shares of Class A Common Stock. BACI has sole voting and dispositive power with respect to 9,650,763 shares of Class A Common Stock, which consists of 9,650,763 shares of the Company's Class B Common Stock.

BA SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, BA SBIC Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

BA Equity Management is the sole member of BA SBIC Management. As a result of the operating agreement for BA SBIC Management, BA Equity Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

BA Equity Management GP is the general partner of BA Equity Management. As a result of the limited partnership agreement for BA Equity Management, BA Equity Management GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

Capital Management SBIC is the general partner of BACI. As a result of the limited partnership agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

BA Capital Management is the sole member of Capital Management SBIC. As a result of the operating agreement for Capital Management SBIC, BA Capital Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

BACM is the general partner of BA Capital Management. As a result of the limited partnership agreement for BA Capital Management, BACM is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

Mr. Hain is the managing member of both BA Equity Management GP and BACM and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital and BACI. Mr. Hain disclaims such beneficial ownership.

If Mr. Hain's employment with Bank of America or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BA Equity Management GP and BACM. As the holder of a majority in interest in BA Equity Management GP and BACM, Bank of America has the right to approve any replacement managing member of BA Equity Management GP or BACM. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BA Capital or BACI.

(c) Other than the acquisition of securities of the Company as a result of the Aurora Acquisition, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

(d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Aurora Acquisition, the parties entered into the agreements described below. The following is a summary of certain of their material terms and conditions. This summary is qualified in its entirety by reference to the copies of these agreements, which are exhibits to this Schedule 13D and incorporated herein by reference.

Acquisition Agreement

The Company, Aurora, BACI and certain other persons entered into an Acquisition Agreement dated as of November 18, 2001, as amended as of January 23, 2002 and as assigned pursuant to that certain Assignment and Assumption Agreement dated as of March 22, 2002. Pursuant to the Acquisition Agreement, Cumulus Broadcasting, Inc., a Nevada corporation that is wholly-owned by the Company, acquired all of the equity interests in Aurora on the Aurora Closing Date. The aggregate consideration paid by the Company to the equity holders of Aurora (the "Aurora Sellers") consisted of 10,551,182 shares of Common Stock, warrants to purchase 833,333 shares of Common Stock, and $93,000,000 in cash, approximately $84,717,400 of which was used to retire existing indebtedness of Aurora and approximately $8,282,600 of which was paid to certain Aurora Sellers. In the Aurora Acquisition, BACI received 8,944,339 shares of Class B Common Stock, warrants to purchase 706,424 shares of Class A Common Stock or Class B Common Stock, at BACI's election, and no cash.

The Acquisition Agreement contains representations and warranties about the Company, Aurora and the Aurora Sellers as well as certain covenants and indemnification arrangements that are generally customary for transactions of this nature.

Escrow Agreement

Pursuant to the Acquisition Agreement, the Company and the representatives of the Aurora Sellers entered into an escrow agreement (the "Escrow Agreement") relating to $5,000,000 in cash and shares of Common Stock withheld from the total consideration payable to the Aurora Sellers on the Closing Date. Of the total escrowed consideration, 248,085 shares of Class B Common Stock (which were valued at $16.30 per share for purposes of the escrow arrangements) were withheld from the consideration due to BACI at closing. These shares are, however, included in the amounts reported as being beneficially owned by BACI for purposes of this Amendment No. 3. The escrowed consideration provides the Company with a source to satisfy certain claims for which the Aurora Sellers have agreed to reimburse the Company under the Acquisition Agreement. On the first anniversary of the closing, the escrow agent will release to the Aurora Sellers all escrowed consideration that remains in the escrow and is not subject to unresolved claims.

Registration Rights Agreement

The Company and the Aurora Sellers have also entered into a registration rights agreement (the "Registration Rights Agreement") in which the Company granted specified registration rights to the Aurora Sellers with respect to the shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock or upon exercise of the warrants) that were issued to them in connection with the Aurora Acquisition. Pursuant to the Registration Rights Agreement, the Company has filed a Registration Statement on Form S-3 (Registration No. 333-83980) with the Commission that covers the resale by the Aurora Sellers, on a continuous basis, of the shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock or upon exercise of the warrants) issued to them as consideration in the Aurora Acquisition. Such registration statement was declared effective by the Commission on March 27, 2002. The Company must use its commercially reasonable best efforts to cause this registration statement to remain effective until the earlier to occur of the date on which all of such shares have been sold or March 28, 2005.

In addition, the Registration Rights Agreement grants to BACI certain demand registration rights. Beginning May 18, 2004, BACI can require from time to time, without limit as to the number of times, that the Company register for resale any shares of Class A Common Stock that BACI receives in connection with the Aurora Acquisition that it is then still holding. The Registration Rights Agreement also grants piggyback registration rights to other Aurora Sellers, allowing them to have any shares of Class A Common Stock that they received in connection with the Aurora Acquisition included in any future public offering of Common Stock. Both the demand and piggyback registration rights expire once the shares of Class A Common Stock issued or issuable in the Aurora Acquisition have all been sold or otherwise disposed of by the Aurora Sellers or their permitted transferees.

Shareholders Agreement

BACI has entered into a shareholders agreement with the Company limiting its rights as a holder of Class B Common Stock with respect to the shares of Class B Common Stock issued to it as consideration in the Aurora Acquisition (the "BACI Class B Shares"). The shareholders agreement provides that (a) BACI will not convert the BACI Class B Shares into shares of Class C Common Stock, as would otherwise be permitted under the Company's articles of incorporation, (b) BACI will vote the BACI Class B Shares with the majority of the other holders of Class B Common Stock in those matters in which the holders of Class B Common Stock are entitled to vote under Company's articles of incorporation and (c) in the event that BACI, or its affiliates, converts shares of Class B Common Stock into Class A Common Stock, and subsequently determines that it is restricted from holding shares of Class A Common Stock because of regulatory concerns, the Company will exchange those shares of Class A Common Stock for an equal number of shares of Class B Common Stock. The shareholders agreement will terminate upon transfer of all of the BACI Class B Shares to an unaffiliated third party or March 28, 2022.

Other Agreements and Arrangements

The Reporting Persons are also parties to a Voting Agreement dated June 30, 1998, and a Registration Rights Agreement dated June 30, 1998, and subject to the Company's amended and restated articles of incorporation, all of which are described in the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.
Exhibit	Name

99.1

Joint Filing Agreement dated April 7, 2003, by and among BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Hain, BACI, Capital Management SBIC, BA Capital Management and BACM.

Filed herewith
99.2

Acquisition Agreement dated as of November 18, 2001 and amended as of January 23, 2002, by and among the Company, BA Blocker Acquisition Corp., AA Blocker Acquisition Corp., Aurora, Aurora Management, Inc., Allied Aurora Acquisition Corp., Allied Capital Corporation, Allied Investment Corporation, the shareholders of BA Blocker Corp. and the members of Aurora identified therein, Frank Osborn and BACI.

Incorporated by reference to Exhibit 99.2 to Amendment No. 2 to Schedule 13D filed February 4, 2002
99.3	Amended and Restated Registration Rights Agreement dated as of January 23, 2002, by and among the Company, Aurora and the parties listed therein.	Incorporated by reference to Exhibit 99.3 to Amendment No. 2 to Schedule 13D filed February 4, 2002
99.4	Escrow Agreement dated as of March 28, 2002, by and among the Company, Cumulus Broadcasting, Frank Osborn and BACI.	Incorporated by reference to Exhibit 99.4 to Amendment No. 3 filed April 3, 2002
99.5	Shareholders Agreement dated as of March 28, 2002, by and between the Company and BACI	Incorporated by reference to Exhibit 99.5 to Amendment No. 3 filed April 3, 2002
99.6	Voting Agreement dated June 30, 1998, by and among NBCC, the Company, Quaestus Management Corporation, DBBC of Georgia, LLC, CML Holdings, LLC, Richard Weening and Lewis W. Dickey, Jr.	Incorporated by reference to Exhibit A to Schedule 13D filed July 7, 1998
99.7

Registration Rights Agreement dated June 30, 1998, by and among the Company, NBCC, Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company

Incorporated by reference to Exhibit B to Schedule 13D filed July 7, 1998

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BACM I GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

Annex A

BA CAPITAL COMPANY, L.P.

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA SBIC MANAGEMENT, LLC

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT, L.P.

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT GP, LLC

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BACM I, GP, LLC

Executive Officers

J. Travis Hain Senior Vice President and Managing Director

Ann Hayes Browning Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of Amendment No. 3 to such a statement on Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Cumulus Media Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to Amendment No. 3 to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 7th day of April, 2003.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BACM I GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member